Exhibit 99.2

Press Release

LeddarTech Announces First OEM Design Win for LeddarVision ADAS Solution

LeddarVision selected by a leading global commercial vehicle manufacturer for model year 2028 vehicles with immediate project start

QUEBEC CITY, Canada, February 3, 2025 — LeddarTech® Holdings Inc. (“LeddarTech”) (Nasdaq: LDTC), an automotive software company that provides patented disruptive AI-based low-level sensor fusion and perception software technology, LeddarVision™, today announced a major milestone: one of the world’s leading commercial vehicle OEMs (original equipment manufacturers) has selected LeddarTech as the fusion and perception software supplier for their advanced driver assistance system (ADAS) program for 2028 model year vehicles.

LeddarVision was selected for this mainstream commercial vehicle platform after a comprehensive evaluation by the customer of the leading solutions available in the market today. LeddarVision stood out for its superior performance and efficiency in a multi-modal sensor system with both cameras and radars, and the ability to scale to various models and sensor configurations. LeddarTech revenue from this design win is expected to begin in 2025 for engineering services, with per-vehicle royalty revenue anticipated in late 2027. While project work is to commence immediately, the arrangement remains subject to the parties entering into definitive agreements.

“This award comes on the heels of the recently announced Texas Instruments collaboration and license agreement with close to US$ 10 million in pre-paid royalties. These developments evidence the industry’s pivot towards low-level fusion―an approach pioneered by LeddarTech―that enables cost-effective deployment of L2/L2+ ADAS for commercial and passenger vehicles and our leadership position in multi-modal, low-level fusion and perception software,” said Frantz Saintellemy, president and CEO of LeddarTech. “These wins also reflect the momentum that is building with our business.”

LeddarTech’s LeddarVision platform delivers an environmental model that enhances driver safety and enables greater autonomy. By leveraging cutting-edge AI and sensor fusion technology, LeddarTech enables automotive OEMs to meet increasingly challenging industry safety standards while addressing consumer demands for more advanced ADAS features.

About LeddarTech

A global software company founded in 2007 and headquartered in Quebec City with additional R&D centers in Montreal and Tel Aviv, Israel, LeddarTech develops and provides comprehensive AI-based low-level sensor fusion and perception software solutions that enable the deployment of ADAS, autonomous driving (AD) and parking applications. LeddarTech’s automotive-grade software applies advanced AI and computer vision algorithms to generate accurate 3D models of the environment to achieve better decision making and safer navigation. This high-performance, scalable, cost-effective technology is available to OEMs and Tier 1-2 suppliers to efficiently implement automotive and off-road vehicle ADAS solutions.

LeddarTech is responsible for several remote-sensing innovations, with over 170 patent applications (87 granted) that enhance ADAS, AD and parking capabilities. Better awareness around the vehicle is critical in making global mobility safer, more efficient, sustainable and affordable: this is what drives LeddarTech to seek to become the most widely adopted sensor fusion and perception software solution.

Additional information about LeddarTech is accessible at www.leddartech.com and on LinkedIn, Twitter (X), Facebook and YouTube.

Press Release

Forward-Looking Statements

Certain statements contained in this Press Release may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which forward-looking statements also include forward-looking statements and forward-looking information within the meaning of applicable Canadian securities laws), including, but not limited to, statements relating to LeddarTech’s selection by the OEM referred to above, anticipated strategy, future operations, prospects, objectives and financial projections and other financial metrics. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that LeddarTech and the OEM referred to above are unable to agree to final terms in definitive agreements; (ii) the volume of future orders (if any) from this OEM, actual revenue derived from expected orders, and timing of revenue, if any; (iii) the possibility that anticipated benefits of LeddarTech’s recent business combination will not be realized; (iv) the risk that shareholder litigation in connection with the business combination or other settlements or investigations may result in significant costs of defense, indemnification and liability; (v) changes in general economic and/or industry-specific conditions; (vi) possible disruptions from the business combination that could harm LeddarTech’s business; (vii) the ability of LeddarTech to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties; (ix) potential business uncertainty, including changes to existing business relationships following the business combination that could affect LeddarTech’s financial performance; (x) legislative, regulatory and economic developments; (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak or escalation of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; (xii) access to capital and financing and LeddarTech’s ability to maintain compliance with debt covenants; (xiii) LeddarTech’s ability to execute its business model, achieve design wins and generate meaningful revenue; and (xiv) other risk factors as detailed from time to time in LeddarTech’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including the risk factors contained in LeddarTech’s Annual Report on Form 20-F for the fiscal year ended September 30, 2024. The foregoing list of important factors is not exhaustive. Except as required by applicable law, LeddarTech does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Chris Stewart, Chief Financial Officer, LeddarTech Holdings Inc.

Tel.: + 1-514-427-0858, chris.stewart@leddartech.com

●	Investor relations website: investors.leddartech.com

●	Investor relations contact: Mike Bishop, mike@bishopir.com

Leddar, LeddarTech, LeddarVision, LeddarSP, VAYADrive, VayaVision and related logos are trademarks or registered trademarks of LeddarTech Holdings Inc. and its subsidiaries. All other brands, product names and marks are or may be trademarks or registered trademarks used to identify products or services of their respective owners.

LeddarTech Holdings Inc. is a public company listed on the Nasdaq under the ticker symbol “LDTC.”